SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13D
Amendment No. 8


Under the Securities Exchange Act of 1934


SUPERCONDUCTOR TECHNOLOGIES, INC.
(Name of Issuer)


Common Stock, $0.001 par value
(Title of Class of Securities)


867931107
(CUSIP Number)


H. Vaughan Blaxter, III
1900 Grant Building
Pittsburgh, Pennsylvania 15219

(412) 281-2620
(Name, address and telephone number of person authorized to receive notices and communications)

August 17, 1999
Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the
following box               [ X ]

      CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     C. G. GREFENSTETTE, Trustee for Various Trusts     I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     5,000

8      Shared Voting Power
     5,783,978

9.     Sole Dispositive Power
     5,000

10      Shared Dispositive Power
     5,783,978

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     5,788,978

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     45.77%

14      Type of Reporting Person
     IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THOMAS G. BIGLEY, Trustee for Various Trusts     I.D. #

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     10,000

8      Shared Voting Power
     489,520

9.     Sole Dispositive Power
     10,000

10      Shared Dispositive Power
     489 ,520

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     499,520

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     6.35%

14      Type of Reporting Person
     IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF JULIET
     LEA HILLMAN SIMONDS                         I.D. #25-6193084

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     122,380

8      Shared Voting Power

9.     Sole Dispositive Power
     122,380

10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     122,380

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     1.56%

14      Type of Reporting Person
     OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF AUDREY
     HILLMAN FISHER                         I.D. #25-6193085

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     122,380

8      Shared Voting Power

9.     Sole Dispositive Power
     122,380

10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     122,380

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     1.56%

14      Type of Reporting Person
     OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF HENRY
     LEA HILLMAN, JR.                         I.D. #26-6193086

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     122,380

8      Shared Voting Power

9.     Sole Dispositive Power
     122,380

10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     122,380

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     1.56%

14      Type of Reporting Person
     OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF WILLIAM
     TALBOTT HILLMAN                      I.D. #25-6193087

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     122,380

8      Shared Voting Power

9.     Sole Dispositive Power
     122,380

10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     122,380

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     1.56%

14      Type of Reporting Person
     OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     HENRY L. HILLMAN                                    I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
     5,294,456

9      Sole Dispositive Power

10      Shared Dispositive Power
     5,294,456

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     5,294,456

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     43.55%

14      Type of Reporting Person
     IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     ELSIE HILLIARD HILLMAN                       I.D. ####-##-####

2 Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
     5,294,456

9      Sole Dispositive Power

10      Shared Dispositive Power
     5,294,456

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     5,294,456

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     43.55%

14      Type of Reporting Person
     IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person
     HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN & C. G. GREFENSTETTE, TRUSTEES OF THE HENRY L. HILLMAN TRUST U/A DATED NOVEMBER
     18, 1985I.D. #18-2145466

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     467,141

8      Shared Voting Power
     4,827,315

9      Sole Dispositive Power
     467,141

10      Shared Dispositive Power
     4,827,315

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     5,294,456

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     43.55%

14      Type of Reporting Person
     OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THE HILLMAN COMPANY                            I.D. #25-1011286

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
     4,827,315

9      Sole Dispositive Power

10      Shared Dispositive Power
     4,827,315

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     4,827,315

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     41.29%

14      Type of Reporting Person
     CO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     WILMINGTON INVESTMENTS, INC.                 I.D. #51-0344688

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
     4,827,315

9      Sole Dispositive Power

10      Shared Dispositive Power
     4,827,315

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     4,827,315

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     41.29%

14      Type of Reporting Person
     CO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     WILMINGTON SECURITIES, INC.                      I.D. #51-0114700

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                        [       ]

6       Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     4,827,315

8      Shared Voting Power

9      Sole Dispositive Power
     4,827,315

10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     4,827,315

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     41.29%

14      Type of Reporting Person
     CO

SCHEDULE 13D
Amendment No. 7


     This statement ("Statement") constitutes Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 27, 1999 (the "Filing").

Item 1.  Security and Issuer

     This Statement relates to the Common Stock, $0.001 par value, of Superconductor Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 460 Ward Drive, Suite F, Santa Barbara, California 93111-2310. The Common Stock is quoted on the Nasdaq National Market under the symbol "SCON".

Item 2.  Identity and Background

     (a) Names of persons filing (individually, the "Registrant" and collectively, the "Registrants"):

          Wilmington Securities, Inc., a wholly-owned subsidiary of Wilmington Investments, Inc.

          Wilmington Investments, Inc., a wholly-owned subsidiary of The Hillman Company.

          The Hillman Company, a corporation controlled by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust U/A dated
          November 18, 1985.

          Henry L. Hillman, Elsie Hilliard Hillman and C. G.
          Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 (the "Henry L. Hillman Trust").

          Thomas G. Bigley and C. G. Grefenstette, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of Juliet Lea Hillman
Simonds
          (the " JLHS 1976 Trust").

          Thomas G. Bigley and C. G. Grefenstette, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of Audrey Hillman Fisher (the "AHF 1976 Trust").


          Thomas G. Bigley and C. G. Grefenstette, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of Henry Lea Hillman, Jr. (the "HLH Jr. 1976 Trust")

          Thomas G. Bigley and C. G. Grefenstette, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of William Talbott Hillman (the "WTH 1976 Trust").

          C. G. Grefenstette

          Thomas G. Bigley

          Henry L. Hillman

          Elsie Hilliard Hillman

The name, position, business address and citizenship of each director and executive officer of the entities listed above, each controlling person of such entities and each director and executive officer of any person or corporation in control of said entities, is attached hereto as Exhibit 1.

     (b)     Business Address

          The addresses of the Registrants are as follows:

          The Hillman Company, the Henry L. Hillman Trust, the JLHS 1976
Trust,
          the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust are each located at:
          1900 Grant Building
          Pittsburgh, Pennsylvania 15219

          Wilmington Securities, Inc. and Wilmington Investments, Inc. are each located at:
          824 Market Street, Suite 900
          Wilmington, Delaware 19801

          C. G. Grefenstette
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219




          Thomas G. Bigley
          One Oxford Centre
          28th Floor
          Pittsburgh, Pennsylvania 15219

          Henry L. Hillman
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219

          Elsie Hilliard Hillman
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219

     (c)     Principal occupation or employment

     The principal occupations of the corporations, listed in response to Item 2(a) are: diversified investments and operations.

     The principal occupation of the Henry L. Hillman Trust is: diversified investments and operations.

     The principal occupation of the JLHS 1976 Trust is: diversified investments and operations.

     The principal occupation of the AHF 1976 Trust is: diversified investments and operations.

     The principal occupation of the HLH Jr. 1976 Trust is: diversified investments and operations.

     The principal occupation of the WTH 1976 Trust is: diversified investments and operations.

          C. G. Grefenstette
          See Exhibit 1

          Thomas G. Bigley
          See Exhibit 1

          Henry L. Hillman
          See Exhibit 1


          Elsie Hilliard Hillman
          See Exhibit 1

     (d)     Criminal convictions

     None of the persons named in Item 2(a)(including Exhibit 1) have been convicted in a criminal proceeding in the last five years.

     (e)     Civil proceedings

     None of the persons listed in response to Item 2(a) (including Exhibit 1) have in the last five years been subject to a judgment, decree or final order
as described           in Item 2, subsection (e) of Schedule 13D.

     (f)     Citizenship

     Wilmington Securities, Inc. and Wilmington Investments, Inc. are Delaware corporations.

          The Hillman Company is a Pennsylvania corporation.

          The Henry L. Hillman Trust, the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust are Pennsylvania
trusts.

     C. G. Grefenstette, Thomas G. Bigley, Henry L. Hillman and Elsie
Hilliard
          Hillman are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

          None.

Item 4.  Purpose of Transaction

     Pursuant to Section 2 of the Stock Purchase Agreement dated June 24, 1999, the Issuer held a Special Meeting of Stockholders on August 6, 1999 the Issuer's stockholders approved the issuance of Series D Preferred Stock and related warrants for purposes of satisfying the rules of the Nasdaq National Market. On August 17, 1999, Wilmington Securities purchased an additional 9,082 shares of Series D Preferred Stock for $454,100.00. Such shares of Series D Preferred Stock are initially convertible into 181,640 shares of Common Stock. Wilmington Securities, Inc. also received a Warrant for 18,164 shares of Common Stock. As a result of the issuance of the Series D Preferred Stock to Wilmington Securities, Inc. and another investor, the conversion rates of the Series A-2, Series A-3, Series B-1 and Series C Preferred Stock have been adjusted. The results of such adjustment are reflected in Exhibit 2.

          Except as set forth above and in Item 6 below, the Registrants have no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or Management of the Issuer including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act of 1933, or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a)     Beneficial Ownership

          5,000 shares of Common Stock are owned of record and beneficially by C. G. Grefenstette.

          10,000 shares of Common Stock are owned of record and beneficially by Thomas G. Bigley.

          775,000 shares of Common Stock are owned of record and
          beneficially by Wilmington Securities, Inc.  Wilmington
          Securities, Inc. also owns 64,584 shares of Series A-2 Preferred Stock, 12,500 shares of Series A-3 Preferred Stock, 15,000 shares of
Series B-1
          Preferred Stock, 41,667 shares of Series C Preferred Stock and 40,000 shares of
          Series D Preferred Stock. Wilmington Securities, Inc. also owns a Warrant for
          100,000 shares of Common, Stock, a Warrant for 66,667 shares of
Common
          Stock, a Warrant for 36,000 shares of Common Stock, a Warrant for
54,000
          shares of Common Stock, a Warrant for 120, 000 shares of Common Stock, a Warrant for 61,836 shares of Common Stock, and a Warrant for
          18,164 shares of Common Stock.

          100,000 shares of Common Stock are owned of record and beneficially by the
          Henry L. Hillman Trust. The Henry L. Hillman Trust also owns 15,000 shares of
          Series B-1 Preferred Stock, a Warrant for 36,000 shares of Common Stock and a Warrant for 9,000 shares of Common Stock.

          The JLHS 1976 Trust owns 5,000 shares of Series B-1 Preferred Stock, a Warrant for 12,000 shares of Common Stock and a Warrant for 3,000 shares of Common Stock.

          The AHF 1976 Trust owns 5,000 shares of Series B-1 Preferred Stock, a Warrant for 12,000 shares of Common Stock and a Warrant for 3,000 shares of Common Stock.

          The HLH Jr. 1976 Trust owns 5,000 shares of Series B-1 Preferred
Stock,
          a Warrant for 12,000 shares of Common Stock and a Warrant for 3,000 shares of Common Stock.

          The WTH 1976 Trust owns 5,000 shares of Series B-1 Preferred Stock, a Warrant for 12,000 shares of Common Stock and a Warrant for 3,000 shares of Common Stock.

     See Exhibit 2 for the number of shares of Common Stock for which the above Securities may be converted or exercised.

     (b)     Power to Vote or Dispose of Shares

     Each person listed above in response to Item 5(a) has the sole power to vote and to direct the vote and the sole power to dispose of and direct the disposition of those shares except as follows:

          (i)Wilmington Investments, Inc., The Hillman Company, Henry L. Hillman, as settlor and Trustee of the Henry L. Hillman Trust, and Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust, may be deemed to share voting and disposition power regarding 4,827,315 shares of Common Stock held beneficially by Wilmington Securities, Inc.

          (ii)Henry L. Hillman, as settlor and Trustee of the Henry L. Hillman Trust, and Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust, may be deemed to share voting and disposition power regarding 467,141 shares of Common Stock held beneficially by the Henry L. Hillman Trust.

          (iii)As trustees of the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust Thomas G. Bigley and C. G. Grefenstette may be deemed to share voting and disposition power regarding 489,520 shares of Common Stock held beneficially by the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust.


     (c), (d) and (e).  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable.


Item 7.  Material to be Filed as Exhibits

     Exhibit 1.Information concerning officers and directors of reporting persons and certain affiliates thereof.

     Exhibit 2.Conversion of the Series A-2, A-3, B-1, C and D Preferred Stock and Warrants.

      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    WILMINGTON SECURITIES, INC.


                              /s/ Andrew H. McQuarrie
                    By _________________________________________
                         Andrew H. McQuarrie, Vice President

                    WILMINGTON INVESTMENTS, INC.


                              /s/ Andrew H. McQuarrie
                    By _________________________________________
                         Andrew H. McQuarrie, Vice President

                         THE HILLMAN COMPANY


                              /s/ Lawrence M. Wagner
                    By _________________________________________
                         Lawrence M. Wagner, President

                    HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN
& C. G. GREFENSTETTE, TRUSTEES OF THE HENRY L. HILLMAN TRUST U/A DATED NOVEMBER 18, 1985


                              /s/ C. G. Grefenstette
                    By _________________________________________
                         C. G. Grefenstette, Trustee
                               THOMAS G. BIGLEY AND C. G. GREFENSTETTE,
                         TRUSTEES UNDER AGREEMENT OF TRUST DATED
                         12/30/76 FOR THE CHILDREN OF JULIET LEA
                         HILLMAN SIMONDS, AUDREY HILLIARD HILLMAN
                         HENRY LEA HILLMAN, JR., AND WILLIAM
                         TALBOTT HILLMAN

                         /s/ Thomas G. Bigley
                    ____________________________________________
                    Thomas G. Bigley, Trustee

                         /s/ C. G. Grefenstette
                    ____________________________________________
                    C. G. Grefenstette, Trustee


                         /s/ C. G. Grefenstette
                    ____________________________________________
                    C. G. Grefenstette


                         /s/ Thomas G. Bigley
                    ____________________________________________
                    Thomas G. Bigley


                         /s/ Henry L. Hillman
                    ____________________________________________
                    Henry L. Hillman


                         /s/ Elsie Hilliard Hillman
                         ____________________________________________
                    Elsie Hilliard Hillman


August 27, 1999
       Date